

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03006925

DC
NO ACT
P.E 12-19-02
1-9971

February 7, 2003

Frederick J. Plaeger
Vice President and
General Counsel
Burlington Resources Inc.
5051 Westheimer, Suite 1400
Houston, TX 77056-5604

Re: Burlington Resources Inc.
Incoming letter dated December 19, 2002

Dear Mr. Plaeger:

This is in response to your letters dated December 19, 2003 concerning the shareholder proposal submitted to Burlington Resources by the New York City Fire Department Pension Fund. We also have received a letter from the proponent dated January 24, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Richard S. Simon.
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

cRGH

BURLINGTON RESOURCES

Frederick J. Plaeger
Vice President and
General Counsel

December 19, 2002

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Burlington Resources Inc.—Objection to Shareholder Proposals Submitted for Inclusion in the 2003 Annual Proxy Statement

Ladies and Gentlemen:

In accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Burlington Resources Inc., a Delaware corporation (the "Company"), hereby files six copies of (i) the Proposals (as defined below) submitted for inclusion in the Company's proxy statement for its 2003 Annual Meeting of Stockholders (the "Proxy Statement"), including the statement in support of the Proposals, (ii) this letter, including all exhibits hereto and (iii) the supporting opinion of counsel with respect to the second and third grounds for exclusion of the Proposals described below. We hereby respectfully request confirmation from the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") that no enforcement action will be recommended if the Company excludes the Proposals from its Proxy Statement for the reasons described below. The Company expects to hold its 2003 Annual Meeting of Stockholders on April 23, 2003 and to file definitive copies of the Proxy Statement with the SEC on or about March 17, 2003.

By a letter dated November 6, 2002, the New York City Fire Department Pension Fund (the "Shareholder"), submitted two proposals (the "Proposals"), and a statement in support of the Proposals, to the Company for inclusion in the Proxy Statement. The November 6, 2002 letter setting forth the Proposals as well as the eligibility verification from the "record" holder dated November 4, 2002 is attached hereto as Exhibit A. The Company notified the Shareholder by a letter dated November 25, 2002 that (1) Rule 14a-8(b) requires a statement proving the Shareholder's eligibility at the time the proposal is submitted and (2) Rule 14a-8(c) limits the number of proposals that a shareholder may request for inclusion in the Company's annual meeting proxy materials to one proposal. In accordance with Rule 14a-8(f), in the November 25, 2002 letter, the Company informed the Shareholder that in order to remedy the procedural and eligibility deficiencies it may submit the requisite eligibility verification and submit one proposal to the Company within 14 days of the receipt of the notification. A copy of the November 25, 2002 letter is attached hereto as Exhibit B. The Shareholder, by a letter dated December 6, 2002, amended its Proposals to cure the eligibility deficiency described in (1) above; however, it declined to eliminate one of its Proposals. The December 6, 2002 letter is attached hereto as Exhibit C.

By a copy of this letter, the Shareholder is being notified pursuant to Rule 14a-8(j) of the Company's intention to exclude the Proposals and the statement in support of the Proposals from the Company's Proxy Statement. It is the Company's view that the Proposals may be properly excluded on the following grounds:

The Proposals violate Rule 14a-8(c) as they constitute more than one proposal and the Shareholder has declined to reduce the number of proposals to one;

2. The Proposals violate Rule 14a-8(i)(2) as the Proposals, would, if implemented, cause the Company to violate Delaware law;

3. The Proposals violate Rule 14a-8(i)(6) as the Company's Board of Directors lacks the power and authority to implement the Proposals as drafted; and

4. The Proposals and the statement in support of the Proposals violate Rule 14a-8(i)(3) as they contain false and misleading statements in violation of Rule 14a-9.

Grounds for Exclusion

The Proposals constitute more than one proposal.

Rule 14a-8(c) provides that a stockholder may submit only one proposal to a company for inclusion in a company's proxy materials for a particular shareholders' meeting. While the Company notified the Shareholder of this procedural deficiency in accordance with Rule 14a-8(f), the Shareholder did not remedy the deficiency by removing one of the two Proposals and asserted that its Proposals constitute one proposal.

The SEC has long recognized that a company may omit a proposal pursuant to Rule 14a-8(c) if the proposal contains substantially distinct issues. See, e.g. BostonFed Bancorp. Inc., SEC No-Action Letter, (Mar. 5, 2001) (proposals to permit shareholders to call special meetings, permit shareholders to act by written consent and other matters deemed to exceed one proposal limit); Allstate Corporation , SEC No-Action Letter, (Jan. 29, 1997) (proposals to prohibit reducing the size of the Board, staggering Board terms and other matters deemed to exceed one proposal limit); Doskocil Companies Incorporated , SEC No-Action Letter, (May 4, 1994) (proposals to eliminate proxy voting, impose a term limit and require minority shareholder representation on Board deemed to exceed one proposal limit); USLIFE Corporation , SEC No-Action Letter, (Jan. 28, 1993) (proposals to tie CEO's salary to employee salaries, limit executive bonuses and include shareholder-nominated Board members on annual meeting notice deemed to be separate proposals).

In certain limited situations, the SEC has expressed the view that proposals with multiple elements be viewed as a single proposal if the proposals are "closely related and essential to a single well defined unifying concept". Securities Exchange Act Release No. 34-12999 (Nov. 22, 1976). In Computer Horizons Corporation, SEC No-Action Letter, (Jan. 11, 1993), a proposal recommended that "the Board take all steps within its legal power to modify or terminate each plan, contract or arrangement which would significantly discourage potential offers to acquire the company, such as: the [Shareholder] Rights Agreement . . . and contracts with directors and officers that provide for additional compensation or for additional assurances of continued employment in the event of a change of control of the Company ('golden parachutes')." The SEC did not concur that the proposal could be excluded as more than one proposal because the elements of the proposal "relate to one concept, the elimination of anti-takeover defenses." In Ferrofluidics Corporation, SEC No-Action Letter, (Sept. 18, 1992), the shareholder proposal requested that the Board limit executive salaries, cease lending money or guaranteeing loans to executives for anything other than ordinary business and limit the ability of the Board to adjust the number of warrants granted, among other proposals. The SEC deemed these proposals to relate specifically to "controlling executive compensation."

The Company believes that Proposals set forth in the Shareholder's letter dated November 6, 2002 and reiterated in its December 6, 2002 letter contain two Proposals that deal with two distinct concepts: (1) general shareholder governance issues (*i.e.*, how a special meeting may be called) ("Proposal 1"), and (2) the removal of anti-takeover measures or devices (*i.e.* the inability of shareholders to act by written consent) ("Proposal 2"). The Shareholder's submission attempts to circumvent the one proposal rule by combining two distinct proposals into one statement.

In its statement of support and its letters, the Shareholder attempts to support its position by claiming that the two Proposals relate to one concept of "enabling shareholders to act expeditiously to protect their investment rights." This "concept" appears entirely too broad to be deemed to be a single "well defined unifying concept" under the limited circumstances under which the SEC's No-Action Letter precedents have permitted proposals with multiple elements to be viewed as one proposal. See BostonFed Bancorp, Inc., SEC No-Action Letter, (Mar. 5, 2001); Vicinity Corporation, SEC No-Action Letter (Nov. 3, 2002). If permitted, such a "concept" could potentially apply to an endless array of other unrelated shareholder actions on the basis of protecting shareholders' "investment rights" in a more expeditious manner.

The Shareholder has cited only one precedent (Equidyne Corporation, SEC No-Action Letter, (Nov.19, 2002)) for its position that its proposals should constitute one proposal. In that No-Action Letter , the SEC stated that it would not recommend an enforcement action if the Company excluded the proposal on the basis of the shareholder's failure to establish eligibility under Rule 14a-8(b) and did not address excluding the proposal on the grounds of Rule 14a-8(c).

Accordingly, the Company believes that the Shareholder's Proposals constitute more than one proposal in violation of Rule 14a-8(c) and may, therefore, properly be excluded.

2. The Proposals would, if implemented, cause the Company to violate applicable Delaware state law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal that would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject. For the reasons set forth below, the Company believes that implementation of the Proposals would cause the Company to violate Delaware law.

The Proposals request that the Board of Directors amend the Certificate of Incorporation. Pursuant to Section 242 of the Delaware General Corporation Law ("DGCL") in order for the Company to amend its Certificate of Incorporation, the Board of Directors must adopt a resolution setting forth the amendment proposed, declare the advisability of the amendment and call a meeting at which the stockholders affirmatively vote in favor of the amendment in accordance with Section 242. See Stroud v. Grace, 606 A.2d 75, 93 (Del. 1992). The Proposals are not consistent with the DGCL as any amendment to the Certificate of Incorporation may not be effected solely by the Board of Directors, but must be approved by the stockholders.

In addition, Proposal 1 seeks amendment to the Company's Certificate of Incorporation to permit shareholders to call special meetings. Pursuant to Section 109(b) of the DGCL, the bylaws of a company may not be "inconsistent with law or with the certificate of incorporation." Given that the Company's By-Laws do not permit shareholders to call special meetings and that the Shareholder has not proposed any amendments to the By-Laws, the proposed Certificate of Incorporation amendment, if implemented, would create an inconsistency between the By-Laws and the Certificate of Incorporation and thereby cause the Company to violate Section 109 (b) of the DGCL. See, e.g., Oberly v. Kirby, 592 A.2d 445, 459 (Del. 1991); Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990); Prickett v. American Steel and Pump Corp., 253 A.2d 86, 88 (Del. Ch. 1969). Proposal 2 does not contain such an inconsistency because the Company's By-Laws do not address shareholder action by written consent.

Based upon the foregoing, if implemented, the Proposals would cause the Company to violate Delaware law in violation of Rule 14a-8(i)(2) and they may, therefore, properly be excluded. *See, e.g.*, Toys "R" Us, Inc., SEC No-Action Letter, (Apr. 9, 2002); AlliedSignal, Inc., SEC No-Action Letter, (Jan. 29, 1999); Weirton Steel Corporation, SEC No-Action Letter, (Apr. 9, 1998); Weirton Steel Corporation, SEC No-Action Letter (Apr. 3, 1995). A supporting opinion of Richards, Layton & Finger, P.A. with respect to the matters of Delaware law is attached hereto as Exhibit D.

3 The Company lacks the power or authority to implement the Proposals.

Rule 14a-8(i)(6) allows a company to exclude a proposal if the company would lack the power or authority to implement the proposal. The Proposals request that the Board of Directors amend the Company's Certificate of Incorporation to permit shareholders to take action by written consent and to call special meetings. In accordance with the DGCL and the Company's Certificate of Incorporation, an amendment to the Certificate of Incorporation to effect Proposal 1 may only be implemented following the affirmative vote of the majority of the Company's outstanding voting stock and an amendment to the Certificate of Incorporation to effect Proposal 2 may only be implemented following the affirmative vote of 51% of the Company's Voting Stock (as defined in the Company's Certificate of Incorporation), excluding the Voting Stock of any Interested Stockholder (as defined in the Company's Certificate of Incorporation). Based on the DGCL (as described in the second Ground for Exclusion above) and the Company's Certificate of Incorporation, the Board of Directors cannot unilaterally amend the Certificate of Incorporation as it is not within the power and authority of the Board of Directors.

In order to effectuate the Proposals, the Board of Directors can only take one meaningful action: convene a meeting of stockholders to vote on the amendment of the Certificate of Incorporation. The stockholders must still approve the amendment to the Certificate of Incorporation in accordance with the Certificate of Incorporation. In short, the Board of Directors has no power or authority to effect the Proposals absent the requisite shareholder vote.

Accordingly, the Company believes the Shareholder's Proposals request the Board to take action on matters over which it lacks the power or authority to implement the Proposals and may, therefore, properly be excluded from the Company's Proxy Statement. See Staten Island Bancorp, Inc., SEC No-Action Letter, (Mar. 21, 2000). A supporting opinion of Richards, Layton & Finger, P.A. with respect to the matters of Delaware law is attached hereto as Exhibit D.

4. The Proposals and statement in support of the Proposals are false and misleading.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the SEC's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. The Proposals propose to "*reinstate* the rights of shareholders to take action by written consent and to call meetings" (emphasis added). In addition, the statement in support of the Proposals describes "the Company's elimination of these rights." In fact, since its incorporation the Company's shareholders have not had the right to take action by written consent. In addition, since 1989, the Company's shareholders have not had the right to call special meetings. From the Company's inception in 1988 through 1989, only shareholders holding a majority of the voting stock were permitted to call special meetings. The Shareholder's Proposals and statement in support of the proposals falsely suggest that the Company's shareholders previously had all of such rights but are now being or recently have been deprived of such rights.

Furthermore, the statement in support of the Proposals states that "shareholders should not be prevented from giving timely consideration to a bidder's proposal to acquire control of the company, or a dissident shareholder's slate of nominees for election to the Board of Directors, because such proposals are required to be presented only at the annual meeting". Such mischaracterization incorrectly suggests that stockholders have no other means by which they may give timely consideration to such matters.

Accordingly, the Company believes that the Shareholder's Proposals and statement in support of the Proposals contain materially false and misleading statements in violation of Rule 14a-8(i)(3) and Rule 14a-9 and may, therefore, properly be excluded.

* * *

Based on the foregoing, the Company believes the Shareholder Proposals may properly be excluded from the Company's Proxy Statement. If the Staff disagrees with the Company's conclusion, we would appreciate the opportunity to confer with the Staff prior to the issuance of a formal response. A copy of this letter is being sent to the Shareholder in accordance with Rule 14a-8(j).

Should you have any questions or require additional information, please call the undersigned at (713) 624-9161.

Sincerely,



Frederick J. Plaeger

cc: William Thompson, Jr. —
New York City Fire Department Pension Fund

ATTACHMENTS

Exhibit A

Exhibit A



COMPTROLLER OF THE CITY OF NEW YORK
1 CENTRE STREET
NEW YORK, NY 10007-2341
(212) 669-3500

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 6, 2002

Mr. Jeffery P. Monte
Corporate Secretary
Burlington Resources Inc.
5051 Westheimer, Suite 1400
Houston, TX 77056

Dear Mr. Monte:

I am the investment advisor and trustee of the New York City Fire Department Pension Fund (the "Fund"). The Fund's board of trustees has authorized me to inform you of our intention to offer the enclosed proposal for consideration and approval of stockholders at the next annual meeting of Burlington Resources, Inc.

Presently, our company's charter denies shareholders the right to take action by written consent and to call special meetings. We believe that the abridgement of these fundamental shareholder rights effectively removes important processes by which stockholders can act expeditiously to protect their interest.

I therefore offer the enclosed initiative for shareholders to consider and approve at the next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934 and I ask that it be included in the company's proxy statement.

A letter from Citibank is enclosed certifying the System's ownership, for over a year, of 37,769 shares of Burlington Resources, Inc. common stock with a market value of $1,570,435. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I would be happy to discuss this initiative with you. Should the Board of Directors decide to implement its provisions, the Fund will ask that the proposal be withdrawn from consideration at the annual meeting.

Very truly yours,



William C. Thompson, Jr.

WCT: fhb:ma

Enclosures

A PROPOSAL TO REINSTATE SHAREHOLDER RIGHT TO ACT BY WRITTEN CONSENT AND TO CALL SPECIAL MEETINGS

BE IT RESOLVED, that the shareholders of Burlington Resources, Inc. request that the Board of Directors amend the certificate of incorporation to reinstate the rights of the shareholders to take action by written consent and to call special meetings.

STATEMENT IN SUPPORT

The rights of the shareholders to take action by written consent and to call special meetings should not be abridged.

The company's elimination of these rights, in our opinion, effectively removes important processes by which shareholders can act expeditiously to protect their investment interests.

For example, the right of shareholders to act to remove incumbent directors for egregious conduct should not be limited to the annual meeting. Also, shareholders should not be prevented from giving timely consideration to a bidder's proposal to acquire control of the company, or a dissident shareholder's slate of nominees for election to the Board of Directors, because such proposals are required to be presented only at the annual meeting.

KS:ma

Areso to call special meeting



Citibank, N.A.
111 Wall Street
New York, NY 10043

November 4, 2002

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND ART 2B

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund Art 2B held

37,769 shares of **BURLINGTON RESOURCES, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

Exhibit B

BURLINGTON RESOURCES

Exhibit B

L. David Hanower
Senior Vice President
Law and Administration

November 25, 2002

VIA FACSIMILE (212/669-8878)
AND FEDERAL EXPRESS

William C. Thompson, Jr.
Comptroller of the City of New York
1 Centre Street
New York, New York 10007-2341

Dear Comptroller Thompson:

Thank you for your letter dated November 6, 2002, on behalf of the New York City Fire Department Pension Fund, to Jeffery P. Monte, our Corporate Secretary, requesting that we include in our proxy statement for our 2003 annual stockholders' meeting a submission entitled "A Proposal to Reinstate Shareholder Right to Act by Written Consent and to Call Special Meetings" and a related "Statement in Support". We appreciate your interest in this matter and have considered your proposal carefully. In accordance with Rule 14a-8(f) under the Securities Exchange Act of 1934, we would like to make you aware of certain procedural and eligibility deficiencies we identified which are described below.

Rule 14a-8(b)(2)(i) requires that you must prove your eligibility to submit a proposal by submitting "to the company a written statement from the 'record' holder of your securities (usually a broker or dealer) verifying that, *at the time you submitted your proposal,* you continuously held the securities for at least one year." In its current form, the letter from Citibank is dated November 4, 2002 while the date of your proposal is November 6, 2002. If you would like to proceed with your submission, please provide verification as to your stock ownership as of November 6, 2002.

In addition, Rule 14a-8(c) requires that a shareholder submit "no more than one proposal to a company for a particular shareholders' meeting." In its current form, your submission is comprised of two proposals, requesting that our Board of Directors (1) amend the certificate of incorporation to allow stockholders to take action by written consent and (2) amend the certificate of incorporation to allow stockholders to call special meetings. If you would like to proceed with your submission, please eliminate one of the two proposals.

5051 Westheimer, Suite 1400, Houston, Texas 77056-5604, Telephone 713-624-9361, Fax 713-624-9805

As a reminder, under Rule 14a-8(f), your response to these matters must be postmarked, or transmitted to us electronically, no later than 14 days from the date you receive this letter.

We would be pleased to meet with you or members of your staff to discuss your proposal and Burlington Resources' general governance philosophy. Please contact the undersigned (713.624.9361) or Jeff Monte (713.624.9362) if you would like to set up such a meeting.

Very truly yours,



L. David Hanower
Senior Vice President,
Law and Administration

Exhibit C

Exhibit C



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 6, 2002

<u>VIA FAX AND FIRST CLASS MAIL</u>
Burlington Resources
Mr. L. David Hanower
Senior Vice President - Law and Administration
5051 Westheimer, Suite 1400
Houston, Texas 77056-5604

Dear Mr. Hanower:

I am writing to respond to your November 25, 2002 letter to Comptroller Thompson, which we received by fax on November 25th. Enclosed is a letter from Citibank, dated November 6, 2002, certifying that the New York City Fire Department Pension Fund (the "Fund)" continuously owned the requisite amount of Burlington Resources, Inc. ("Burlington") stock for at least one year as of the date the Comptroller notified Burlington of the Fund's intention to submit the shareholder proposal for consideration at Burlington's next annual meeting.

Please note that the initial letter from Citibank, dated November 4, 2002, which the Comptroller submitted to you in a November 6th letter with our shareholder proposal, should have been considered sufficient proof of stock ownership by the Fund. It is not practical to demand a letter from a bank proving ownership of the Fund's shares on the same day we submit our shareholder proposals. I therefore hope that you will reconsider your interpretation of the stock ownership rule, as your interpretation is contrary to the spirit and intent of the rule.

Additionally, I do not believe the shareholder proposal the New York City Comptroller submitted on behalf of the Fund contains two proposals; therefore, it is not necessary to eliminate any part of the proposal. Rule 14a-8(c) requires shareholders to "submit no more than one proposal to a company for a particular shareholders' meeting." The Comptroller has been submitting this identical proposal on behalf of various New York City pension funds for the last three years, and this is the first time a challenge has been made on Rule 14a-8(c) grounds. The proposal "request[s] that the Board of Directors amend the certificate of incorporation to reinstate the rights of the shareholders to take action by written consent and to call special meetings." The proposal requests an action by the Board, to amend the certificate of incorporation, to achieve the goal of enabling shareholders "to act expeditiously to protect their investment rights." That the proposal requests the certificate of incorporation to be amended in two respects, especially when such amendments can be effectuated with the filing of one instrument, certainly does not mean there are two separate proposals in this instance. The two amendments requested relate to a single concept. In fact, the SEC has very recently ruled that even proposals that are clearly distinct and separate, unlike the situation at issue here, "will be deemed to constitute one proposal if they are related to a single, specific, concept." See Equidyne Corporation (November 19, 2002).

As you are aware, pursuant to Rule 14a-8, unless otherwise stated, the burden is on companies to prove shareholder proposals can be excluded. I therefore hope that you will reconsider your interpretation of Rule 14-a(8)(c), as I again believe your interpretation is contrary to the spirit and intent of the rule. Your interpretation is also contrary to past SEC rulings.

I trust that my letter and the attachment will successfully resolve your concerns. If there are any questions, please feel free to call me at (212) 669-2376. We look forward to discussing our proposal with Burlington.

Very truly yours,



Samantha M. Biletsky
Associate General Counsel

cc: Ken Sylvester
Francis Byrd



Citibank, N.A.
111 Wall Street
New York, NY 10043

November 6, 2002

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND ART 2B

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund Art 2B held

37,769 shares of **BURLINGTON RESOURCES, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

Exhibit D

Exhibit D

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 18, 2002

Burlington Resources Inc.
5051 Westheimer, Suite 1400
Houston, Texas 77056-5604

Re: Stockholder Proposal Submitted By The New York City Fire Department Pension Fund

Ladies and Gentlemen:

We have acted as special Delaware counsel to Burlington Resources Inc., a Delaware corporation (the "Company"), in connection with a proposal containing two requests (the "Proposal") submitted by the New York City Fire Department Pension Fund (the "Proponent") which the Proponent intends to present at the Company's 2003 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on May 24, 1988, the Certificate of Designation, Preferences and Rights of Series A Preferred Shares of the Company as filed with the Secretary of State on January 4, 1989, the Certificate of Elimination of the Company as filed with the Secretary of State on January 4, 1999, the Certificate of Designation, Preferences and Rights of Preferred Stock of the Company as filed with the Secretary of State on January 4, 1999, the Certificate of Designation, Preferences and Rights of Preferred Stock as filed with the Secretary of State on November 9, 1999 and the Certificate of Elimination of the Company as filed with the Secretary of State on December 12, 2002, which we assume collectively constitute the certificate of incorporation of the Company as currently in effect (the "Certificate"); (ii) the By-Laws of the Company, as amended through December 6, 2000, which we assume constitutes the by-laws of the Company as currently in effect (the "By-Laws"); and (iii) the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> BE IT RESOLVED, that the shareholders of Burlington Resources, Inc. request that the Board of Directors amend the certificate of incorporation to reinstate the rights of the shareholders to take action by written consent and to call special meetings.

In effect, the Proposal consists of two requests: (i) that the Board of Directors of the Company (the "Board of Directors") amend the Certificate to reinstate the right of the stockholders to take action by written consent (the "Written Consent Request"), and (ii) that the Board of Directors amend the Certificate to reinstate the right of the stockholders to call special meetings (the "Special Meeting Request"). For the reasons set forth below, the Proposal is not, in our opinion, a proper subject for action by the stockholders of the Company under the General Corporation Law. In particular, the Board of Directors does not have the power and authority to amend the Certificate on its own with respect to either the Written Consent Request or the Special Meeting Request, as the General Corporation Law requires a vote of the stockholders, and, in addition, the Certificate contains an enhanced stockholder vote requirement with respect to the Written Consent Request. Moreover, amending the Certificate in the manner suggested by the Special Meeting Request would create a conflict between the Certificate and the By-laws, thus rendering Article II, Section 2 of the By-laws invalid. Thus, the Proposal is inconsistent with the General Corporation Law.

Discussion

I. The Written Consent Request.

As a general matter, stockholders do not have an inherent right to act by written consent. 8 Del. C. § 228. Under the General Corporation Law, stockholders may act by written consent only if the certificate of incorporation of the corporation does not prohibit such action. 8 Del. C. § 228(a). Section 228 of the General Corporation Law provides, in pertinent part, as follows:

> Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

8 Del. C. § 228(a) (emphasis supplied).

Article 14 of the Certificate provides that "[a]ny action by stockholders of this corporation shall be taken at a meeting of stockholders and no action may be taken by written consent of stockholders entitled to vote upon such action." As a result, the stockholders of the Company have no right to act by written consent.

Section 242 of the General Corporation Law ("Section 242") sets forth the procedures required to amend a corporation's certificate of incorporation. Section 242 provides, in pertinent part, as follows:

> If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Such special or annual meeting shall be called and held upon notice in accordance with § 222 of this title. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby, as the directors shall deem advisable. At the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment. If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying

> that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 Del. C. § 242(b)(1).

In addition to the vote required by Section 242, the Certificate further provides that Article 14 of the Certificate may only be amended upon the affirmative vote of not less than fifty-one percent of the Voting Stock (as defined in the Certificate), excluding the Voting Stock of any Interested Stockholder (as defined in the Certificate). Article 15, Section 15.4 of the Certificate.

Thus, the Company may only amend the Certificate following the affirmative vote of its stockholders as set forth in Section 242, and with respect to the Written Consent Request, only following the affirmative vote of not less than fifty-one percent of the Voting Stock (as defined in the Certificate), not including the Voting Stock of any Interested Stockholder (as defined in the Certificate). The Written Consent Request, which purports to request that the Board of Directors amend the Certificate, is not within the power and authority of the Board of Directors, as any amendment of the Certificate must be approved by the stockholders in accordance with Section 242, and any amendment of Section 14 of the Certificate is subject to the additional voting requirements of Section 15.4 of the Certificate. 8 Del. C. § 242; see Stroud v. Grace, 606 A.2d 75, 93 (Del. 1992). As a result, the Written Consent Request is not a proper matter for stockholder action.

II. The Special Meeting Request.

Stockholders do not have an inherent right to call special meetings. 8 Del. C. § 211(d). Section 211 of the General Corporation Law provides, in pertinent part, as follows:

> Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

8 Del. C. § 211(d). Thus, unless the certificate of incorporation or by-laws grant stockholders the power to call special meetings of stockholders, they do not have that right under the General Corporation Law.

The By-laws provide that a special meeting may be called "only by a majority of the Board of Directors, the Chairman of the Board, or the President." Article II, Section 2 of the By-laws. The Certificate does not contain a provision with respect to the calling of a special meeting.

As discussed above, the Company may only amend the Certificate following the affirmative vote of its stockholders as set forth in Section 242. The Special Meeting Request, which purports to request that the Board of Directors amend the Certificate, is not within the power and authority of the Board of Directors, as any amendment of the Certificate must be approved by the stockholders in accordance with Section 242. 8 Del. C. § 242; see Stroud, 606 A.2d at 93. As a result, the Special Meeting Request is not a proper matter for stockholder action

Additionally, Section 109(b) of the General Corporation Law provides that the by-laws of a corporation may not be "inconsistent with law or with the certificate of incorporation." 8 Del. C. § 109(b). As the By-laws currently provide that a special meeting may be called "only by a majority of the Board of Directors, the Chairman of the Board, or the President," amending the Certificate in accordance with the Special Meeting Request would create a conflict between the Certificate and the By-laws, thus rendering Article II, Section 2 of the By-laws invalid. 8 Del. C. § 109(b); See, e.g., Oberly v. Kirby, 592 A.2d 445, 459 (Del. 1991); Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990); Homac, Inc. v. DSA Financial Corp., 661 F.Supp. 776, 791-92 (E.D. Mich. 1987); Pricket v. American Steel and Pump Corp., 253 A.2d 86, 88 (Del. Ch. 1969); Essential Enterprises Corp. v. Automatic Steel Products, Inc., 159 A.2d 288, 289 (Del. Ch. 1960); Gaskill v. Gladys Belle Oil Co., 146 A. 337 (Del. Ch. 1929); 8 Fletcher Cyc Corp § 4190 (Perm Ed).

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that the Proposal is not a proper subject for action by the stockholders of the Company.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/MKR



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

January 24, 2003

BY FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Burlington Resources, Inc.; Shareholder Proposal submitted by the New York City Fire Department Pension Fund

To Whom It May Concern:

I write on behalf of the New York City Fire Department Pension Fund (the "Fund") in response to the December 19, 2002 letter sent to the Securities and Exchange Commission (the "Commission") by Burlington Resources, Inc. (the "Company"). In that letter, the Company contends that the Fund's shareholder proposal (the "Proposal") may be omitted from the Company's 2003 proxy statement and form of proxy (the "Proxy Materials") under Rule 14a-8 under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the December 19, 2002 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from Burlington Resources' 2003 Proxy Materials. Accordingly, the Fund respectfully requests that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal, submitted by the Fund on November 6, 2002, consists of a single, brief item:

Be it resolved, that the shareholders of Burlington Resources, Inc. request

> that the Board of Directors amend the certificate of incorporation to reinstate the rights of the shareholders of to take action by written consent and to call special meetings.

The resolved clause is followed by a short statement in support which emphasizes the shareholders' need for the means to take action outside of the regular annual meeting.

II. The Company's Opposition and the Fund's Response

In its letter of December 19, 2002, Burlington Resources requested that the Division of Corporation Finance (the "Division") not recommend enforcement action to the Commission if the Company omits the Proposal under: Rule 14a-8(c) (more than one proposal); Rule 14a-8(i)(2) (violation of law); Rule 14a-8(i)(6) (directors lack power to implement); and Rule 14a-8(i)(3) (false and misleading). Pursuant to Rule 14a-8(g), Burlington Resources bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to any of these exclusions and its request for no-action relief should accordingly be denied.

A. The Proposal Does Not Constitute More Than One Proposal

Rule 14a-8(c) permits each shareholder of a company to submit one shareholder proposal for consideration at a particular shareholders' meeting. The Company claims that the Proposal consists of two proposals, and so may be excluded under this rule. Securities Exchange Act Release No. 12999 (1976) states, however, that a proposal which contains more than one component will be treated as one proposal if the components "are closely related and essential to a single well-defined unifying concept." The Proposal's well-defined unifying concept is that action by shareholder vote should not be limited to votes at the regularly-scheduled annual meeting of shareholders. Toward that end, the Proposal sets forth two closely related steps to enable shareholders to take formal action outside that setting: calling special meetings and acting by written consent.

The Staff has consistently declined to grant no-action relief with respect to proposals whose elements relate closely to the same subject. That has been the case even where those elements are part of a longer, more varied, and less closely related list of actions than the two items in the Proposal.

In a recent instance of that approach, AT&T Corp. (April 10, 2002), the Staff declined to issue a no-action letter with respect to a long series of requests combined in one shareholder proposal. The shareholder proposal had been submitted in reaction to management's proposal in a recent proxy statement for a corporate spin-off in which a variety of restrictions on shareholder rights had been bundled together. The shareholder proposal asked that in a vote on any corporate restructuring of AT&T, shareholders be given the right to vote separately on whether to eliminate the right to call a special meeting or to act by consent, and also on whether to have a classified board of directors, and whether to have supermajority provisions for amending the charter or bylaws. The Staff did not accept AT&T's argument that more than one proposal had been submitted under Rule 14a-8(c). The Staff's letter did indicate that it was giving the one-proposal rule a particularly broad reading in light of the fact that the proposal had been submitted in response to AT&T's own proposal, and that such a broad reading might not apply in other contexts. Nonetheless, even a stricter standard than was used in the AT&T letter would result in the two very closely related aspects of the Fund's Proposal being viewed as but a single proposal for purposes of Rule 14a-8(c).

The Staff has often discerned the unifying concept behind the two or more closely-related subparts of a Proposal affecting corporate governance, and declined to issue a no-action letter. Recently, in American Power Conversion Corp. (March 10, 2000), the Staff viewed as a single proposal a request that a company take several steps to increase board diversity: make a greater effort to locate women and minority based candidates; issue a public statement on bond inclusiveness; and provide a report to stockholders on bond diversity. Earlier, in Ametek, Inc. (Feb. 15, 1994), the proposal asked that two-thirds of the directors to be independent; that independent nominating and compensation committees be established; and that the board be diversified by expertise, gender and race. The Staff rejected the company's argument that the proposal was in fact three different proposals. Likewise, the Staff denied relief in Westinghouse Electric Corporation (Jan. 27, 1995), McDonald's Corporation (Dec. 2, 1992) and Ferrofluidics Corporation (Sept. 18, 1992), over the companies' objections that the multiple-part proposals, all of which dealt with executive compensation, violated the one-proposal rule.

Another notable denial of a no-action ruling, which Burlington Resources attempts to distinguish, is Computer Horizons Corporation (Apr. 1, 1993), in which the proposal asked the board to "take all steps within its legal power to modify or terminate each plan, contract or arrangement which would significantly discourage potential offers to acquire the company, such as: the Rights Agreement and Rights issued thereunder; and contracts with directors or officers that provide for additional compensation or for additional assurances of continued employment in the event of a change of control of the company ('golden parachutes')." The company claimed that the proposal was really four different proposals, and the proponent responded that the unifying concept was the elimination of takeover defenses. The Staff sided with the proponent, noting that "the elements of the proposal all relate to one concept, the elimination of anti-takeover defenses." Here, as in Computer Horizons, the two items in the Proposal both relate to one specific concept -- that of allowing shareholders to take formal action by majority vote outside of the regular annual meeting.

Burlington Resources incorrectly claims that the Proposal is comparable to proposals as to which the Staff granted no-action relief on the ground that the proposals lacked a coherent unifying theme. Unlike the Proposal here, the proposals at issue in the letters cited by the Company addressed many disparate issues. For example, the Company places heavy reliance on BostonFed Bancorp, Inc. (March 5, 2001), creatively describing it as relating to "proposals to permit shareholders to call special meetings, permit shareholders to act by written consent and other matters." The Company omits the crucial fact that those "other matters" were: the elimination of a staggered board of directors; removal of all supermajority provisions; and removal of restrictions on voting rights on large shareholders. Thus, the actual proposal in BostonFed Bancorp. was a diverse shopping list of corporate governance issues, in sharp contrast to the two closely related items in the Fund's proposal.

The existence, in the other letters upon which the Company seeks to rely, of disparate lists of corporate governance requests distinguishes those proposals from the Fund's Proposal. The proposal for Vicinity Corporation (Nov. 3, 2002) included eleven different and varied subparts, as well as the request to nominate two directors. The proposals in Allstate Corporation (Jan. 29, 1997) asked the board to adopt cumulative voting and to prohibit: classification of the board; reduction in board size; or diminishing cumulative voting rights. In USLIFE Corporation (Jan, 28, 1993), the proposals combined executive compensation limitations with director nominating procedures. In one of the letters on which the Company relies, the proponents themselves characterized the submissions as multiple proposals. Doskocil Companies Incorporated (May 4, 1994). None of the letters upon which the Company attempts to rely involved just two very closely related requests on a single narrow theme, as does the Fund's Proposal.

In sum, it is fully consistent with past rulings to decline to issue a no-action letter with respect to the two closely-related steps in the Fund's Proposal, to permit shareholder action outside of the annual meeting.

B. The Proposal, if implemented, would not cause Burlington Resources and its Board of Directors to violate Delaware law.

Burlington Resources argues at length that the Proposal would violate Delaware law if implemented, on the theory that the Proposal would require the board to amend the Certificate of Incorporation and bylaws with less than the vote required for such amendments under state law. The Company mistakenly interprets the Proposal as requiring that the board itself make amendment if the majority of the votes cast support the Proposal.

In fact, the sole intent of the Proposal is to have the Company's directors seek appropriate formal action by the shareholders to authorize the amendment, if the Proposal obtains the votes of a majority of shareholders. That step is implicit in the Proposal. Essentially, Burlington Resources' sole complaint is that the Proposal does not spell out "seek the necessary shareholder vote to" before the words "amend the certificate." With those words either read in by implication or added by amendment, the Company's objection under Rule 14a-8(i)(2) fails.

Burlington Resources also claims that if the Certificate were amended to allow a special meeting, the by-laws – which do not now allow shareholders to call a special meeting -- would then be in conflict with the Certificate. That objection fails in light of the fact that the formal shareholder resolution needed to effect the changes under

Delaware law would undoubtedly specify that the necessary conforming change be made in the by-laws as well. Again, the fact that the Fund, by its proposal, intends a subsequent, formal shareholder vote, moots the Company's objection.

C. The Company does not lack power or authority to implement the proposals.

The Company's main basis for this objection is that a further shareholder vote is needed before the Certificate of Incorporation can be amended. Indeed, the Company here acknowledges what we have already said is implicit in the Fund's Proposal: "In order to effectuate the Proposals, the Board of Directors can take only one meaningful action: to convene a meeting of stockholders to vote on the amendment of the Certificate of Incorporation" (Burlington Resources letter at p.5). Convening a meeting to have that further vote is exactly what the Fund intends the directors to do; the Fund does not seek to have the directors amend the Certificate unilaterally. After that further vote, the directors unquestionably will have the power and authority to amend the certificate and by-laws.

Accordingly, when those few words – "seek the necessary shareholder vote to" – are either read in by implication or specifically added to the Proposal, the objection under Rule 14a-8(i)(6) must fail as well.

D. The Proposal and Statement in Support are not false and misleading.

Burlington Resources' objection here rests upon the fact that the Proposal calls for action to "reinstate" the voting rights requested, and the Statement in Support refers to the prior "elimination" of those rights. But the very facts cited in this argument by the Company and in the letter of its Delaware counsel prove that those words are fairly used. As to action by written consents, Delaware counsel's letter notes that the Delaware Corporation Law gives shareholders that right automatically unless the right is taken away by the certificate of incorporation. 8 Del.C. §228(a). Amending the Certificate to give shareholders that right would thus "reinstate" a statutory right that was concededly "eliminated" by the Certificate. The facts admitted by the Company are even more striking with respect to a special meeting: the Company admits that large shareholders had that right until 1989. This would even more clearly be a case of "reinstating" a right that had been "eliminated." As such the Proposal and Statement in Support are not misleading, and the Proposal may not be omitted under Rule 14a-8(i)(3).

The Company's final point is make-weight: that it is false for the Fund to claim that these voting rights are needed to ensure timely consideration of takeover proposals or dissident slates. The Company argues that shareholders have other means to consider those matters. The Company, however, cannot deny that action by written consent and the calling of special meetings do give shareholders additional means by which they may consider such proposals, and may allow them to do so more promptly.

III. Conclusion

For the reasons set forth herein, the Fund respectfully submits that Burlington Resources' request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,



Richard S. Simon
Deputy General Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Burlington Resources Inc.
Incoming letter dated December 19, 2002

The proposal requests that the board of directors amend the certificate of incorporation to reinstate the rights of the shareholders to take action by written consent and to call special meetings.

There appears to be some basis for your view that Burlington Resources may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6). Accordingly, we will not recommend enforcement action to the Commission if Burlington Resources omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Burlington Resources relies.

Sincerely,



Alex Shukhman
Attorney-Advisor